Via Facsimile and U.S. Mail
Mail Stop 6010


							August 5, 2005


Shaun Jones
President, Secretary/Treasurer and CEO
Rx Staffing, Inc.
1718 Fawn Court NW
Gig Harbor, Washington 98332

Re:	Rx Staffing, Inc.
	Amendment #1 to Registration Statement on Form SB-2
      Filed July 21, 2005
	File Number 333-125686

Dear Mr. Jones:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General
1. In future amendments, please provide a marked copy of the registration statement which reflects the changes made from previous amendments.
2. Please refer to prior comment 5. Please provide an audited balance sheet as required by Item 310 (a) of Regulation S-B, which provides guidance for newly-formed registrants as well as repeat filers. We note your reference to Item 310 (g) of Regulation S-B, which provides financial statement updating guidance for repeat filers.

Our sole officer and director works for us on a part-time basis
....,
page 5
3. We note your response to comment 14. Please revise to include that Shaun Jones is employed with Harrison Memorial Hospital and as a temporary agent with HRN Medical Staffing Agency in the second paragraph under this heading. We note the information is repeated later in the section but it does not appear in its entirety under this heading. Please revise accordingly.

Background of Directors, Executive Officers, Promoters and Control Persons, page 12
4. We note your response to comment 22. Please clarify if Shaun Jones is presently providing his services on a temporary staffing basis to HRN Medical Staffing Agency. The revised disclosure states he provided his expertise from 2002 to May 2005. Please revise to eliminate the inconsistency.


*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Franklin Wyman (202) 551-3660 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Wendy E. Miller, Esq.
	2549B Eastbluff Dr. #437
	Newport Beach, CA 92660




Shaun Jones
Rx Staffing, Inc.
Page 1